ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 18, 2005


05009964

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL



Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
18 July 2005 (ASX – Quarterly Report & Appendix 5B for period April 1 to June 30, 2005)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 ~~MAR~~ Apr 2005 TO 30 JUNE 2005

HIGHLIGHTS

UNITED STATES OF AMERICA
Second quarter oil and gas sales up 32% to $729,720.
2 Welder Ranch wells completed for production, Texas.
Further activity planned at Lake Long, Louisiana.
Bay Courant Discovery goes into production (Louisiana).
South Grosse Tete (Louisiana) location built/ rig tenders sought.
Rig identified for Eagle Prospect, California.
Re-completion/new drilling planned on Rainosek project, Texas.


SEC MAIL
RECEIVED
PROCESSING
2005
WASH, D.C.
192
SECTION

OFFSHORE CHINA
CNOOC progresses oil field development planning of 12-8 Field.
Drilling planned in the vicinity of the 6-12-1 oil discovery.

AUSTRALIA
Little Joe Prospect (offshore WA-254-P overlap) scheduled for 3rd quarter drilling.
Duomonte Prospect flagged as possible 2nd half drilling candidate offshore WA-254-P.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. The recent underwriting of the July 05 series options underpins FAR's ability to participate in these new opportunities

PRODUCTION

Gas sales during the quarter totalled 39.3 million cubic feet for an average of 0.43 million cubic feet per day at an average price of US$7.48 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,269 barrels for an average of 58 barrels of oil per day at an average price of US$49.96 per barrel before production taxes. Second quarter revenues amounted to $729,720 representing an increase of 32% over the First Quarter. Revenues are set to increase from these levels with the addition of production from the Bay Courant and Welder Ranch and re-completions at Lake Long.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

During the quarter completion operations commenced on two wells at Welder Ranch. US based Dune Energy expects sales to commence during July 2005. Production also commenced at Bay Courant (Louisiana) and progress was made toward the drilling of wells at South Grosse Tete and Lake Long (Louisiana), Eagle (California) and the Rainosek Project area (Texas).

The above activity is expected to result in an improvement in FAR's production profile in due course as successful wells are added to the production stream. New production will also attract energy prices prevailing in the USA approximating US$7-8 per thousand cubic feet for gas and up to US$60 per barrel for oil.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)
Vaquero 1 and 2 wells completed for production

Subsequent to the end of the quarter, operator Dune Energy, Inc announced the successful completion of the Welder Ranch wells. In a release to AMEX Dune stated as follows:

The Vaquero #1 was completed in the 9,300 foot sand. The pay zone was determined to be gas productive, with relatively low permeability. The well was fracture stimulated ("fraced") and put on test, during which time the well produced natural gas at a rate of 1.5 MMcf/d and 34 B/d of condensate on an 18/64" choke, with flowing tubing pressure of 1,000 psi. The Vaquero #1 will be connected to a gas line within the next three days.



The Vaquero #2 was perforated in the 12,000 foot horizon. During a test, the well produced 2.4 MMcf/d of natural gas and 36 B/d of condensate on a 10/64" choke, with flowing tubing pressure of 4,050 psi. The well is presently shut in awaiting pipeline connection, with a surface pressure of 7,500 psi. It is expected that gas sales will commence on or about July 18, 2005.

Based upon initial review of data, it is expected that the Vaquero #2 will be fraced, which management and outside consultants believe could dramatically increase the current flow rate. Such decision will be made following a relatively short period of production. The 9,300 foot pay zone encountered in the Vaquero #1 was also tested to be productive in the Vaquero #2, and will be categorized as "Proved Behind Pipe."

Dune has identified at least two additional offset/twin proved undeveloped ("PUD") locations that will be drilled by year end, pending rig availability. Management has high expectations for meaningful increases in production and proved reserves both from its ongoing Welder Ranch development as well as from other potentially high impact amplitude anomalies identified on the property.

Dr. Amiel David, President and COO, stated, "We are quite pleased with the success of our exploration efforts on the Welder Ranch, and excited about additional exploratory potential on the property.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has earned a 9 percent working interest in both the Vaquero #1 and #2 wells. FAR has subsequently elected to increase its working interest in the Vaquero #1 well to approximately 9.69% (subject to revision).

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)
Permit Approved, Location Built and Rig Tenders Sought

During the quarter, permits were issued and location building has been completed in preparation for the drilling of the Schwing "A" #1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

James E. Smith and Associates / Spartan Operating Co. have alerted 12 different area drilling contractors that the location is ready and as such a rig may become available at short notice with a likely spud during August 2005.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.6 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this risk is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis. ASX listed Amadeus Energy has reported a 50 percent working interest in the project.

Loveless "E" #1, Hardeman County, Texas (FAR 16.25%)
Pump installation in progress

The Loveless "E" well which was drilled in 1990 has now reached cumulative production of approximately 1.1 million barrels of oil and 1BCF of gas and is one of the most successful wells in the USA program. The well has declined over its productive life to 21 barrels of oil per day and 25 thousand cubic feet of gas per day with water being produced for the first time. The working interest owners have agreed with a proposal to place the well on pump with the objective of increasing production to 50 barrels of oil per day with associated water. The pumping unit has been purchased and will be installed next week.

Lake Long Project, Lafourche Parish, South Louisiana
Production increases planned.

A work-over rig is now on location at Lake Long Field, Lafourche Parish, South Louisiana to exploit behind pipe potential and improve production on the SL #28 and SL #2ST wells.

Plans are to complete the SL #2ST well in the 9500 Lower C Sand. This zone is present in nearby wells and is best developed at the #2ST location but has not been produced. This zone is expected to have virgin pressure and is likely to flow around 1.5 million cubic feet of gas per day with associated condensate. Costs are expected to be recouped in 18 days. FAR has a 12.625% working interest in the #2ST well which was drilled in 2003.



The same rig will be used to successively test a series of behind pipe sands in the SL #28 well in which FAR has a smaller working interest of 1.375%. FAR also has a 1.375% working interest in the proposed SL 328 #8 well expected to be drilled within the Lake long Field in approximately 120 days.

The drill data from the successful SL328#1 well drilled in 2004 (FAR 4.09375%) has been integrated into a reprocessed 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. Due to the tight rig market the earliest a well is likely to be drilled to test these new prospects is late 2005.

All working interests at Lake long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc and Palace Exploration Company, both based in North America.

Rainosek Project, Lavacca County, Texas (21.57%)
New Completion and drilling activity planned.

FAR has received a proposal for the uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence during the third quarter 2005. FAR has indicated it would participate for its 21.57 percent interest.

FAR also plans to spud a 13,600 foot Edwards gas test within 90 days of release of the completion rig on the Rainosek 1 workover. This well, the Bender-Bujnoch #1, would be located 467 feet south of the south Rainosek lease line, and 1200 feet from the Rainosek-1 well. Well cost is estimated around US$2.1 million to drill with a successful completion adding a further US$400,000.

It would be drilled as straight hole to 9,500 feet, then kicked to a point 1,300 feet to the southwest near the Spanihel 1, entering the Edwards formation about 200 feet southwest of surface (1,400 feet from Rainosek 1), and building angle to about 80 degrees at TD. The well would reach TD at a TVD of about -13,400 feet, having crossed the upper 200 feet of the Edwards formation, with a lateral length of about 900 feet. This location would also be prospective for all of the Wilcox zones which are evident in the Rainosek-1 and 3 wells. FAR's interest in this well would be 21.57 percent.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation) Production Commences.

Oil production commenced late June at Bay Courant, Lafourche Parish, South Louisiana. During the first 48 hours the SL 17316 #1 well produced 176 barrels of oil, 78 thousand cubic feet of gas, and 19 barrels of water on a 12/64 inch choke with a flowing tubing pressure of 2850 psi. The gas is being vented.


Bay Courant Production Barge
Bay Courant Loading Facility

A deeper Bay Courant structure, mapped on seismic, remains to be evaluated by a test well at a crestal location. Known as the "Pr Zone", this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Farm-in partners are being sought by the operator.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry).

Operator and major participant in the Eagle project, Victoria, is now finalising a farm out via a drilling fund in the USA through a US$10 million IPO of Eagle Oil LLC containing its 56.5% interest. Eagle Oil has taken an option on the stacked Kenai rig in Bakersfield with operations to be run by Bakersfield drilling consultants, Drilltek Inc, to drill Eagle 2 up-dip of Eagle 1 on the main portion of the stratigraphic trap. A possible Eagle 2 drill date based on a successful IPO outcome is now 4th quarter 2005.

In mid 2001, Eagle-1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell, and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi-1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi-1 vertical well in 1986 and intersected in the 2001 Eagle-1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle-1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

Given its improved financial outlook following the Option Underwriting, FAR has declined to participate in the farm out with the drilling fund and will contribute to the drill cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD).

The Duomonte Prospect (also referred to as the Marauder Prospect) has been flagged as a possible drilling candidate for the 2nd half of 2005 following the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean recoverable reserves estimated at 22.5 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) has also been scheduled for drilling by Woodside during the later half of 2005. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY).

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

Future Exploration: New geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery (estimated to contain 2.6 to 10 million barrels of recoverable oil), which was made by the Joint Venture in March 2002.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 million barrels. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract, one exploration well is required during 2005; however the final drilling program and number of wells will depend on rig availability and other factors. A rig may become available during the third quarter.


Second Phase Contract Area
Wushi 1-5-1
Wushi 1-5W-1
Wei 6-12 Area
Third Phase Contract Area
Wei 6-12 West
Wei 12-1 Oil Field
Wei 6-12-1
Wei 6-12 South
Wei 6-12 SE
Wei 6-12 SW
Area of 3D Seismic Inversion
Wushi 1-5
Wei 12-2-1
Wei 12-8 East
Wei 12-8 West
Wei 12-8 Development Area
0
5km
Prospect/Lead
Oilfield/Oil Accumulation

Block 22/12 Location Map

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 JUNE 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		658	1,180
1.2	Payments for	(a) exploration and evaluation	(466)	(993)
		(b) development	(225)	(539)
		(c) production	(105)	(195)
		(d) administration	(263)	(482)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		23	39
1.5	Interest and other costs of finance paid		(10)	(21)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(388)	(1,011)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(36)	(44)
		(b)equity investments		
		(c) other fixed assets	(3)	(94)
1.9	Proceeds from sale of:	(a)prospects		136
		(b)equity investments		
		(c)other fixed assets	19	19
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		2	2
	Net investing cash flows		(18)	19
1.13	Total operating and investing cash flows (carried forward)		(406)	(992)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(406)	(992)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1	1,293
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(78)	(78)
	Net financing cash flows	(77)	1,215
	Net increase (decrease) in cash held	(483)	223
1.20	Cash at beginning of quarter/year to date	2,803	2,089
1.21	Exchange rate adjustments to item 1.20	5	13
1.22	**Cash at end of quarter**	2,325	2,325

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	74,902
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	786	583
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	500
4.2	Development	533
	Total	**1,033**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	281	463
5.2	Deposits at call	563	401
5.3	Commercial Bills	1,443	1,939
5.4	US$ Foreign Currency a/c	38	0
	Total: cash at end of quarter (item 1.22)	2,325	2,803

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	204,971,958	204,971,958	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	9,275	9,275	7 cents	N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable	113,581,3861	113,581,386	7 cents	31 July 2005
	Incentive	8,000,000	--	10 cents	16 June 2007
	Consultant	2,000,000	--	10 cents	30 June 2008
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
	Consultant	2,000,000	--	NIL	30 June 2008
7.9	Exercised during quarter	9,275	--	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.